77d)  Policies with respect to security investment:

At a meeting held on March 26, 2000, the Board of Trustees of RSI Retirement Trust modified the market capitalization guidelines for the Emerging Growth Equity Fund, raising the upper capitalization limit from $1 billion to $1.5 billion and modifying the restriction on investment holdings in companies with market capitalizations greater than $2 billion (occurring as a result of price appreciation).